787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

May 9, 2017

VIA EDGAR CORRESPONDENCE

Ms. Deborah O’Neal-Johnson

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	ClearBridge Large Cap Growth ESG ETF (the “Fund”), a series of Legg Mason ETF Investment Trust (the “Trust”)
Post-Effective Amendment No. 13 (the “Amendment”)
Securities Act File No. 333-206784
Investment Company Act File No. 811-23096

Dear Ms. O’Neal-Johnson:

The Trust filed the Amendment on March 1, 2017 pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended (the “1933 Act”), with an effective date of May 15, 2017. This letter responds to comments with respect to the Amendment that you provided in telephone conversations with the undersigned on April 3, 2017 and May 1, 2017. For your convenience, the substance of those comments has been restated below. The Trust’s response to each comment is set out immediately under the restated comment. Please note that we have not independently verified information provided by the Trust. Capitalized terms have the meanings assigned in the Amendment unless otherwise defined in this letter.

Comment No. 1: Please respond to the comments below in a letter filed on EDGAR.

Response: As requested, the Trust has filed this letter on EDGAR as a CORRESP filing.

Comment No. 2: Please disclose the capitalization range for the Russell 1000 Growth Index (the “Index”) in the “Principal investment strategies” section of the Prospectus.

Response: The disclosure has been revised as requested, as follows (new disclosure is in italics):

Under normal circumstances, the fund seeks to meet its investment objective by investing at least 80% of its net assets, plus borrowings for investment purposes, if any, in equity securities or other instruments with similar economic characteristics of U.S. companies with large market capitalizations that meet its financial and environmental, social and governance (“ESG”) criteria. Large capitalization

NEW YORK    WASHINGTON    HOUSTON    PARIS    LONDON    FRANKFURT     BRUSSELS    MILAN    ROME

in alliance with Dickson Minto W.S., London and Edinburgh

companies are those companies with market capitalizations similar to companies in the Russell 1000 Growth Index (the “Index”). The size of the companies in the Index changes with market conditions and the composition of the Index. As of March 31, 2017, the largest market capitalization of a company in the Index was approximately $753.7 billion and the median market capitalization of a company in the Index was approximately $9.42 billion.

Comment No. 3: In “More on fund management,” please add the date of the Fund’s first shareholder report that will have disclosure about the 15(c) discussion.

Response: The disclosure has been revised as follows (new disclosure is in italics):

A discussion regarding the basis for the Board’s approval of the fund’s management agreement and subadvisory agreements will be available in the fund’s semi-annual report for the period ending May 31, 2017.

Comment No. 4: You had the following comments with respect to the “Prior performance of similar accounts” section:

a.	Please state that the performance set forth below is not indicative of the Fund’s future performance.

Response: The disclosure has been revised as follows (new disclosure is in italics):

The performance set forth below does not represent the performance of the fund and is not indicative of the fund’s future performance.

b.	Please state that related performance includes all accounts with substantially similar investment objectives, strategies and policies.

Response: As discussed with Ms. O’Neal-Johnson in a telephone conversation with the undersigned on May 1, 2017, after the Amendment was filed it was determined that institutional accounts that follow a similar investment strategy but a different fee structure to the Composite were omitted from this section. Those accounts commenced operations in April 2016. Disclosure about the performance of those accounts, along with their similarities and differences to the Fund, has been added to this section of the Prospectus. In addition, the requested disclosure has been added as follows:

The performance shown below includes all of the accounts advised and subadvised by the subadviser with investment objectives, strategies and policies substantially similar to the investment objective, strategies and policies of the fund.

c.	You noted that the monthly calculation of performance of the Composite prior to January 2012 excluded accounts with a positive or negative cash flow of 10% or more and asked that those months be included in the calculation of performance.

Response: The Trust has been informed by the subadviser that the Composite employed a 10% significant cash flow policy which was discontinued in January 2012. The subadviser believes accounts with cash flows of 10% or more were appropriately excluded from reported returns for the monthly periods because such cash flows impacted the ability of the subadviser to implement the investment strategy for the accounts during the particular periods. Actions taken by the subadviser to manage cash flows during these discrete periods did not reflect the actual performance (positive or negative) of the overall strategy and thus were not representative of the returns achieved by the investment program operated in the normal course. As a result, the subadviser submits that the exclusion of account performance during monthly periods experiencing cash flows of 10% or more does not render the Composite performance misleading. Rather, the subadviser believes that this method of reporting returns better illustrates the returns achieved when the strategy is implemented in the normal course and is consistent with GIPS disclosure requirements.

d.	In the tabular presentation of the performance of the Composite, please switch the order of the presentation such that “Performance Net of Fees” precedes “Performance ‘Pure’ Gross of Fees.”

Response: The tabular presentation has been reordered such that “Performance Net of Fees” precedes “Performance ‘Pure’ Gross of Fees.”

e.	In the tabular presentation of the performance of the Composite, please add annualized returns for the 10 year period.

Response: The requested disclosure has been added.

f.	Please supplementally represent that the Fund’s subadviser has the records necessary to support the calculation of any prior performance presented in the prospectus as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

Response: The Fund’s subadviser has informed the Trust that it has the records necessary to support the calculation of any prior performance presented in the prospectus as required by Rule 204-2(a)(16) under the Advisers Act.

g.	In the tabular presentation of the performance of the Composite, please change the caption from “Annualized Returns” to “Average Annual Total Returns.”

Response: The disclosure has been revised as requested.

h.	In the new tabular presentation of the performance of the Institutional Accounts, please state that the Institutional Accounts consist of all Institutional Accounts with investment objectives, strategies and policies substantially similar to the investment objective, strategies and policies of the Fund.

Response: The disclosure has been revised as requested.

Comment No. 5: In the interpretation of the Fund’s fundamental policy relating to concentration in the SAI, make clear that the Fund will look through municipal revenue bonds to the industry represented by the assets and revenues supporting the revenue bond.

Response: The Fund will not be investing in municipal revenue bonds. The Trust respectfully submits that the current disclosure is sufficient.

Comment No. 6: The Staff reminds you that the Trust and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Response: The Trust acknowledges this comment.

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If you have any questions regarding these responses, please do not hesitate to contact me at (212) 728-8558.

Very truly yours,

/s/ Dianne E. O’Donnell
Dianne E. O’Donnell

Cc:	Harris C. Goldblat, Esq., Legg Mason & Co., LLC
Neesa P. Sood, Willkie Farr & Gallagher LLP
Christopher M. Chan, Willkie Farr & Gallagher LLP